

July 5, 2012

<u>Via Email</u>
Mr. Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Drive
Suite 200
Henderson, NV 89052

      Re: Amerilithium Corp.
              Form 8-K
              Filed May 21, 2012
              File No. 333-155059

Dear Mr. Worrall:

      We issued comments to you on the above captioned filing on May 29, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 19, 2012.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact me at (202) 551-3341 if you have questions regarding comments on the financial statements, related matters or with any other questions.

      Sincerely,

      /s/ Brian McAllister
      Staff Accountant
      Office of Beverages, Apparel, and Mining